EXHIBIT 99.1

Neptune Holds Annual Charity Poker Game to Benefit Vitamin Angels

With Guest of Honor John Elway

LAVAL, Quebec, Nov. 12, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announces that it will host its second Annual Charity Poker Game on Wednesday November 13, 2013 at 7:00 pm, following a Cocktail from 5:30-7:00 pm. The event will take place in the Bellini Ballroom located at The Venetian® and The Palazzo®, prior to the SupplySide West Tradeshow Neptune is attending. The game will feature guest of honor John Elway, Neptune's premier omega-3 phospholipid krill oil "NKO®"  ambassdor and former Denver Broncos quarterback and Hall of Famer. Proceeds from the event will benefit Vitamin Angels, a non-profit organization distributing vitamins and minerals to children and mothers in need worldwide.

"Neptune is proud to once again host this important event benefiting Vitamin Angels," said Mike Timperio, Senior Vice President Global Sales at Neptune. It is a memorable event, a great industry networking opportunity and a special occasion to meet John Elway, while supporting Vitamin Angels® cause helping children worldwide.

"It is with great pleasure that I take part again in this fundraiser, as both the spokesperson of NKO® and a partner of Neptune," said John Elway. "The Neptune Charity Poker Game is the perfect way to combine high stakes game playing, incredible networking with top level industry executives, and of course, getting to help Vitamin Angels reach millions of children and moms in the US and around the world," said Howard Schiffer, President and Founder of Vitamin Angels. "Best of all everyone can play, with pros sitting right next to first time players!," continued Mr. Schiffer.

The Texas Hold'Em tournament will also feature an open bar, food, a live band, an auction, skill games and more. Pascal LeFrancois, World Series of Poker ("WSOP") Bracelet Winner, will be playing on behalf of Vitamin Angels. The cost to play starts at $1,100, which is due upon registration.

Neptune would like to thank all the confirmed participants, which are  helping to make this event a success.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs'').

Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma ("Acasti") and NeuroBioPharm Inc (''NeuroBio''), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Vitamin Angels

Vitamin Angels helps at-risk populations in need - specifically pregnant women, new mothers, and children under five - gain access to lifesaving and life changing vitamins and minerals. In 2013, Vitamin Angels is working to reach 30 million children in nearly 50 countries, including the US, with the vital nutrients they need as a foundation for good health. Vitamin Angels has received six consecutive four-star ratings from Charity Navigator for Financial Health, Accountability and Transparency. To learn more, visit www.vitaminangels.org.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com